[WINTHROP & WEINSTINE LOGO]


March 9, 2009                                            Karen V. Bertulli
                                                         (612) 604-6604
                                                         kbertulli@winthrop.com

VIA EDGAR (W/OUT ENCLOSURES) AND FEDERAL EXPRESS
------------------------------------------------

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549
Attention:  Ms. Cicely Lamothe

RE:      AMERICAN CHURCH MORTGAGE COMPANY
         AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-11
         FILED JANUARY 27, 2009
         FILE NO. 333-154831

Ladies and Gentlemen:

On behalf of American Church Mortgage Company (the "Company"), a Minnesota corporation, we are responding to the comments presented in the letter from Ms. Cicely Lamothe dated February 13, 2009. For the Staff's convenience, our Response is preceded by the related Staff Comment. In addition, and for ease of reference, we have included with the mailed, hardcopy of the letter, 4 blacklined copies of Amendment No. 2 filed today, marked to show the changes to Amendment No. 1 to the Registration Statement on Form S-11 filed January 27, 2009.


USE OF PROCEEDS, PAGE 18
------------------------

COMMENT 1.             WE  NOTE  YOUR  RESPONSE  TO  COMMENT  14 IN  OUR  LETTER
                       DATED JANUARY 12, 2009. PLEASE INCLUDE SIMILAR DISCLOSURE
                       IN YOUR "USE OF PROCEEDS" SECTION.

RESPONSE 1.            The issuer  has  revised  footnote  5 of the table in the
                       "Use of Proceeds" section to read as follows:

                       "The principal purpose of this offering is to raise capital to allow us to make mortgage loans to churches and/or to other non-profits and to purchase mortgage bonds issued by churches. We presently expect to use all of the net proceeds for this purpose, regardless of the amount of proceeds raised in this offering. Because it is possible that it may take time to invest the proceeds in this manner, however, we would in that case invest the net proceeds in permitted temporary investments and may use some portion for working capital purposes including, but not limited to: paying down our line of credit, redeeming our equity securities and repaying maturing certificates. Our line of credit has an adjustable interest rate that at September 30, 2008 was 5.0% on the $4.2 million outstanding. The Series A and Series B Secured Investor Certificates bear interest at rates ranging from 4.50% to 7.50% and have maturities ranging from 3 months years to 12 years. However, we will use no more than 15% of the gross proceeds of this offering to pay interest on certificates and repay principal to certificate holders."

March 9, 2009
Securities and Exchange Commission
Page 2 of 6


LOAN LOSS RESERVE POLICY, PAGE 30
---------------------------------

COMMENT 2.             WE  NOTE  ON  PAGE F-22  THAT YOU  DISCLOSED  THE  AMOUNT
                       RESERVED AS OF  SEPTEMBER  30, 2008.  PLEASE  UPDATE THIS
                       SECTION WITH THE SEPTEMBER 30, 2008 INFORMATION REGARDING
                       YOUR LOAN LOSS RESERVE POLICY AND THE AMOUNT RESERVED.

RESPONSE 2.            The  issuer  has  revised  the  first  paragraph  of  the
                       "Loan   Loss   Reserve"   discussion   in   "Management's
                       Discussion  and  Analysis  of  Financial   Condition  and
                       Results of Operations" to read as follows:

                       "We follow a loan loss reserve policy on our portfolio of loans outstanding. This critical policy requires complex judgments and the need to make estimates of future events, which may or may not materialize as planned. We record mortgage loans receivable at their estimated net realizable value, which is the unpaid principal balance less the allowance for mortgage loans. Our loan policy provides an allowance for estimated uncollectible loans based on an evaluation of the current status of the loan portfolio. This policy reserves for principal amounts outstanding on a particular loan if cumulative interruptions occur in the normal payment schedule of a loan. Our policy will reserve for the outstanding principal amount of a loan in our portfolio if the amount is in doubt of being collected. Additionally, no interest income is recognized on non-performing loans that are in the foreclosure process. At December 31, 2007, we reserved $72,056 against fourteen mortgage loans, of which four churches were three or more mortgage payments in arrears. At September 30, 2008, we reserved approximately $71,000 for eleven mortgage loans, of which five churches are three or more mortgage payments in arrears and one church is in the foreclosure process.

                       The total value of non-performing loans, which are loans that are in the foreclosure process or are no longer performing, was approximately $238,000 and $1,156,000 at September 30, 2008 and December 31, 2007, respectively. We believe that the total amount of non-performing loans is adequately secured by the underlying collateral."

March 9, 2009
Securities and Exchange Commission
Page 3 of 6


REAL ESTATE HELD FOR SALE/DESCRIPTION OF PROPERTY ACQUIRED THROUGH FORECLOSURE, PAGE 47
--------------------------------------------------------------------------------

COMMENT 3.             WE NOTE YOUR  RESPONSE TO COMMENT 25 IN OUR LETTER DATED
                       JANUARY 12, 2009. PLEASE ALSO INCLUDE A  DESCRIPTION  OF
                       THE  GENERAL   COMPETITIVE   CONDITIONS SURROUNDING  THE
                       POTENTIAL SALE OF THESE PROPERTIES.

RESPONSE 3.            The  issuer  has revised  the  "Real   Estate  Held  for
                       Sale/Description   of    Property    Acquired    through
                       Foreclosure" section as requested. Due to the length of the revisions, please see the enclosed, blacklined copy of Amendment No. 2.

FINANCIAL STATEMENTS AND NOTES
------------------------------

YEAR ENDED DECEMBER 31, 2007
----------------------------

STATEMENTS OF OPERATIONS, PAGE F-4
----------------------------------

COMMENT 4.             IN YOUR  RESPONSE  TO  COMMENT  37 IN OUR  LETTER  DATED
                       JANUARY  12,  2009,  WE NOTE  YOU  PROPOSE  TO  CLASSIFY
                       INTEREST EXPENSE INCURRED TO MAKE LOANS WITHIN OPERATING
                       INCOME  PROSPECTIVELY.  GIVEN THIS  AMOUNT IS  MATERIAL,
                       PLEASE  REVISE  YOUR FILING  ACCORDINGLY  TO RECLASS THE
                       INTEREST EXPENSE WITHIN OPERATING INCOME. FURTHER, SINCE
                       YOU ARE A FINANCE COMPANY TELL US WHAT CONSIDERATION WAS
                       GIVEN TO INCLUDING A PRESENTATION OF NET INTEREST INCOME
                       / MARGIN IN YOUR STATEMENT OF OPERATIONS.

RESPONSE 4.            The issuer has changed the presentation so that interest
                       expense is subtracted from interest income  resulting in
                       the presentation of net interest income.  The issuer has
                       included  this   presentation   with  its   registration
                       statement and has amended its previous filings to reflect this change. While this change moves interest expense on the statement of operations, it does not change the reported interest expense, net income or cash flows for the periods reported nor does it have an effect on stockholders' equity.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

REVENUE RECOGNITION, PAGE F-10
------------------------------

COMMENT 5.             WE HAVE READ YOUR  RESPONSE  TO COMMENT 40 IN OUR LETTER
                       DATED JANUARY 12, 2009. IN FUTURE FILINGS, PLEASE REVISE
                       YOUR  PRESENTATION OF UNAMORTIZED  LOAN ORIGINATION FEES
                       TO BE IN LINE WITH THE GUIDANCE OUTLINED IN PARAGRAPH 21
                       OF SFAS 91.

March 9, 2009
Securities and Exchange Commission
Page 4 of 6


RESPONSE 5.            The issuer will report the unamortized  loan origination
                       fees as a reduction of the related mortgages in future filings.

PERIOD ENDED SEPTEMBER 30, 2008
-------------------------------

NOTE 2 - FAIR VALUE MEASUREMENT, PAGES F-23 - F-24
--------------------------------------------------

COMMENT 6.             WE HAVE READ YOUR  RESPONSE  TO COMMENT 42 IN OUR LETTER
                       DATED JANUARY 12, 2009. IN FUTURE FILINGS, PLEASE REVISE
                       YOUR DISCLOSURES TO CLEARLY INDICATE WHEN YOUR VALUATION
                       TECHNIQUES UTILIZE UNOBSERVABLE INPUTS. IN ADDITION,  IN
                       LINE  WITH  PARAGRAPH  32 OF SFAS 157,  PLEASE  DISCLOSE
                       INFORMATION   THAT  ENABLES  USERS  OF  YOUR   FINANCIAL
                       STATEMENTS  TO ASSESS THE  UNOBSERVABLE  INPUTS  USED TO
                       DEVELOP THE FAIR VALUE OF YOUR BOND PORTFOLIO.

RESPONSE 6.            After discussions with the Staff and further analysis of
                       the  issuer's  method to  determine  fair value of these
                       bonds,  as guided by SFAS 157,  the issuer now  believes
                       these bonds are level 2 under the fair value  hierarchy.
                       The primary method to determine fair value is to compare
                       similar  assets in inactive  markets.  To determine what
                       similar  assets to select,  the issuer does  perform its
                       own internal credit rating of its bonds and then selects
                       similar  assets,  which the issuer  believes have a like
                       credit  rating.  This internal  development  of a credit
                       rating   is  the   only   unobservable   input   in  the
                       determination of fair value. The issuer's belief is that the primary determinant of fair value is the current quote of the similar assets which would indicate level
                       2.

                       In addition, when the issuer selects similar assets to compare, it does select assets with similar callability features as its holdings. By selecting similar callability features, those compared assets' fair value has upside limits due to the control the bond issuer has to call the instrument if the value gets too high. The Company will revise its disclosure in future filings for the fair value measurements of these bonds to disclose them as level 2 since the primary factors in the fair value assessment are the comparison of similar assets in inactive markets.

COMMENT 7.             WE HAVE  CONSIDERED  YOUR  RESPONSE TO COMMENT 43 IN OUR
                       LETTER DATED  JANUARY 12, 2009.  PLEASE  CLARIFY HOW YOU
                       CONSIDERED   THE    CALLABILITY    PROVISION   IN   YOUR
                       DETERMINATION  OF THE FAIR VALUE OF THE BOND  PORTFOLIO.
                       IF THE  CALLABILITY  PROVISION HAS ALREADY BEEN FACTORED
                       INTO  YOUR   FAIR   VALUE   CALCULATION   AND  THUS  THE
                       DETERMINATION  OF THE  UNREALIZED  GAINS  ON  YOUR  BOND
                       PORTFOLIO, PLEASE TELL US YOUR BASIS IN GAAP FOR FURTHER
                       ADJUSTING  YOUR  UNREALIZED  GAINS  FOR THE  CALLABILITY
                       PROVISION.   LASTLY,  IF  YOU  BELIEVE  THE  FAIR  VALUE
                       RECORDED  FOR THESE ASSETS IS NOT  RECOVERABLE,  EXPLAIN
                       HOW THIS WAS CONSIDERED IN YOUR IMPAIRMENT ANALYSIS.

March 9, 2009
Securities and Exchange Commission
Page 5 of 6


RESPONSE 7.            The  callability  feature  has  been  factored  into the
                       determination of fair value as discussed in Response 6, but it had been shown separately for clarity in the notes to the financial statements. The callability provision of the issuer's bonds, whereby the issuer of the bonds can call the bonds at par at any time, limits potential increases in the bonds fair value when market rates are less than the rates the issuer's bonds yield.
                       Conversely, when market rates are higher than the rates on the issuer's bonds, the fair value of the bonds can and would be less than the par value. The Company will revise its disclosure in future filings. The Company believes the fair value of the bonds is recoverable.

NOTE 3 - MORTGAGE LOANS AND BOND PORTFOLIO, PAGE 13
---------------------------------------------------

OUTSTANDING INDEBTEDNESS
------------------------

COMMENT 8.             IN OUR PREVIOUS  COMMENT 44 IN OUR LETTER DATED  JANUARY
                       12,  2009,  WE ASKED HOW YOU  DETERMINED  THE RESERVE OF
                       $300,000 WAS ADEQUATE TO COVER YOUR POTENTIAL  EXPOSURE.
                       WE NOTE THE SALES  PRICE OF THE  PROPERTIES  SERVING  AS
                       COLLATERAL FOR THE BONDS,  BUT WE REMAIN UNCLEAR HOW YOU
                       USED THAT  INFORMATION TO DETERMINE THE $300,000 RESERVE
                       FOR YOUR BONDS. PLEASE ADVISE.

RESPONSE 8.            The Company  reviews the adequacy of the reserve for the
                       bonds as  conditions  with the  underlying  property and
                       bond issuer change and based on current estimates of the
                       timing  and sale  price  of the  property.  The  Company
                       recorded  a reserve  of  approximately  5% once the bond
                       issuer   fell  behind  in   payments   and   foreclosure
                       proceedings began. The owner of the property and issuer of the bonds has significant equity in the property. The owner was making reduced payments on the bonds, which are being kept in escrow, prior to having the property foreclosed upon that more than covered the interest due.
                       The bonds were previously in the foreclosure process, but have since been foreclosed upon by the trustee.

                       The Company reserved an additional amount which raised the total to approximately 15% of the face value of the bonds. The Company determined the additional reserve was necessary, despite significant collateral of the underlying the bonds, based on a number of factors. The trustee received offers for the purchase of the properties at a discount to par value, but these offers have not yet resulted in definitive purchase agreements. The offers have given the issuer an indication that the market value of the properties was less than the face value of the bonds. The previous owner had been paying rent that covered the interest charges on the bond, but has since stopped. In addition, the Company's experience with the condition of properties that have been foreclosed upon is that additional maintenance is required that has been deferred during the foreclosure process. The reserve reflects the delay in selling the properties despite the significant underlying collateral that exists. Along with this, as the credit markets in general have deteriorated, the Company has taken the additional reserve to reflect the timing of what it believes will be collected. The credit markets have not improved since September 30, 2008 and the Company has recorded an additional reserve subsequent to that date.

March 9, 2009
Securities and Exchange Commission
Page 6 of 6


PART II - INFORMATION NOT REQUIRED IN PROSPECTUS, PAGE II-1
-----------------------------------------------------------

INDEX TO EXHIBITS
-----------------

TAX OPINION
-----------

COMMENT 9.              WE NOTE YOUR  RESPONSE TO COMMENT 35 OF OUR LETTER DATED
                        JANUARY 12, 2009 AND WE REISSUE  OUR PRIOR  COMMENT.  WE
                        NOTE THAT THE  COMPANY  INTENDS  TO  QUALIFY  AS A REIT:
                        THUS,  THE TAX  CONSEQUENCES  WOULD BE  MATERIAL  TO THE
                        TRANSACTION  FOR WHICH  THE  REGISTRATION  STATEMENT  IS
                        BEING FILED AND A TAX  OPINION  WOULD BE  REQUIRED.  SEE
                        ITEM 601(B)(8) OF REGULATION  S-K. PLEASE ADVISE COUNSEL
                        THAT THE TAX OPINION SHOULD SPECIFY THE TAXABLE YEAR AND
                        OPINE ON  WHETHER  THE  COMPANY  HAS BEEN  ORGANIZED  IN
                        CONFORMITY WITH THE REQUIREMENTS FOR  QUALIFICATION  AND
                        TAXATION  AS A REIT.  THE  OPINION  SHOULD ALSO OPINE ON
                        WHETHER THE PROPOSED METHOD OF OPERATION AS DESCRIBED IN
                        THE  PROSPECTUS  WILL  CONTINUE TO ENABLE THE COMPANY TO
                        MEET THE REQUIREMENTS FOR  QUALIFICATION AND TAXATION AS
                        A REIT UNDER THE CODE.  PLEASE REVISE THE TAX OPINION OR
                        THE FEDERAL TAX  CONSEQUENCES  SECTION OF THE PROSPECTUS
                        ACCORDINGLY.  IF THE  COMPANY  CHOOSES  TO  INCLUDE  THE
                        OPINION IN THE PROSPECTUS,  PLEASE REVISE THE PROSPECTUS
                        TO STATE  SPECIFICALLY  THAT THE  DISCUSSION  IN THE TAX
                        CONSEQUENCES SECTION IS COUNSEL'S OPINION.

RESPONSE 9.             Further  to Comment  9, we have  included a revised  tax
                        opinion. Please see Exhibit 8 to Amendment No. 2.


If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6604.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Karen V. Bertulli
Karen V. Bertulli

4318668v5
cc:      Philip J. Myers (American Church Mortgage Company)